

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 10, 2016

Mark A. Erickson
Chairman and Chief Executive Officer
Extraction Oil & Gas, LLC
370 17th Street, Suite 5300
Denver, Colorado 80202

> **Re:**   **Extraction Oil & Gas, LLC.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2016**
> **CIK No. 1655020**

Dear Mr. Erickson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Historical Capital Expenditures and 2016 Capital Budget, page 3

1.   You state here that the amount and timing of capital expenditures is largely discretionary and within your control. However, on page 7 you state that any postponement or elimination of your development drilling program would likely result in a reduction of proved reserve volumes and related standardized measure and that you may need to reevaluate your development drilling program if oil and natural gas prices materially decrease. Please revise to address the extent to which management has discretion related to capital expenditures and to explain the risks associated with their deferral.

Our Competitive Strengths, page 5

2.   In response to prior comment 4, we note that you revised your disclosure throughout your registration statement. Under the second bullet under this section entitled "Low-risk acreage position with multi-year inventory…" you revised to disclose that "[w]e currently have 3-D seismic data on all locations in our drilling plan, which we believe de-risks our development plan." However, in a risk factor on page 39 entitled "[u]se of 2-D and 3-D seismic data is subject to interpretation…" you disclose that even when properly used and interpreted, seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. Please explain the apparently contradictory statements about the ability of 3-D seismic to de-risk your development plan.

Corporate Reorganization, page 6

3.   We note you revised this section in response to prior comment 14. However, please revise this section to further clarify the steps of your reorganization at or prior to closing of this offering. For instance, please disclose (i) if the conversion of your membership interests into shares of common stock will be a one-for-one conversion; (ii) if once you convert to a corporation, you will issue all shares of your common stock to Extraction Oil & Gas Holdings, LLC, for no consideration in an transaction exempt from registration, such that your stock will continue to be held 100% by Holdings; (iii) if Holdings' distribution of all shares it holds in you to its members will be a pro-rata distribution, including to the holders of restricted units awards and incentive units.

Summary Reserve Data and Operating Data, page 16

4.   In our prior comment 17(d), we requested the "AFE/capital cost inventory for each of the three [largest] PUD properties." In your response 19, you state "We have provided detail with respect to our current AFEs in the Supplemental Letter." We have not located this item in your supplementary submission. Please direct us to it or furnish it.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Derivative Arrangements, page 60

5.   The revised disclosure provided in response to prior comment 22 does not appear to adequately explain how differences in the terms of your current derivative arrangements compared to the terms of those entered into in prior periods are expected to affect your ability to reduce the potential effects of changes in oil and natural gas prices on your operating results and cash flow from operations. Please further revise your disclosure in this regard.

6.   We note the apparent increase in premiums paid on commodity derivatives during 2015. Please revise to explain whether entering into commodity derivatives that require the payment of a premium is part of your hedging strategy. Your revised disclosure should address the time period over which this practice is expected to continue and how it will impact your financial statements. In addition, tell us about your policy of amortizing premiums paid on commodity derivatives.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations, page 62

Incentive Unit Compensation, page 63

7.   We note that you granted certain members of management incentive units during 2015, but that no compensation expense was recognized because it was not probable that the performance criterion associated with these incentive units would be met. Tell us about the performance conditions associated with these incentive units. In addition, revise to state whether these performance conditions will be met as a result of your proposed offering and, if so, disclose the amount of compensation expense you expect to recognize.

Critical Accounting Policies and Estimates, page 77

Oil and Gas Reserves, page 78

8.   A sensitivity analysis is provided on page 79 in response to prior comment 18 showing the reductions in your proved reserves volumes that would result from a 10% decrease in SEC pricing. Tell us whether the assumption of a 10% decrease in the price used to estimate your proved reserves is based on a potential scenario deemed reasonably likely to occur by management or revise to provide disclosure based on management's expectations. Alternatively, tell us whether the disclosure on page 79 is provided pursuant to Item 1202(b) of Regulation S-K.

Extraction Oil & Gas, LLC

Statements of Operations, page F-14

9.   It appears that you have removed the previously provided pro forma income tax and per share disclosure from the face of your statements of operations. Please tell us why this disclosure is no longer deemed necessary.

Notes to Financial Statements

Note 3 – Oil and Gas Properties, page F-26

10.   Please tell us why your disclosure of net costs incurred in oil and gas property acquisition, exploration, and development activities shows that no exploration costs were

incurred in 2015 while your statement of operations shows exploration expenses of $16.5 million. Refer to FASB ASC 932-235-50-18.

Note 10 – Unit Based Compensation, page F-43

11.   We note that you granted 196,047 restricted stock units during the fiscal year ended December 31, 2015 with a weighted average grant date fair value of $2.68 per unit. We also note that you closed a $93.1 million private offering of units in May 2016. Please tell us the per unit offering cost and provide us with an analysis of any material variances between this amount and the grant date fair value of the restricted stock units issued during 2015 (e.g., intervening events, changes in profitability and financial condition, etc).

Exhibits

12.   We note that in a risk factor on page 26 entitled "[w]e are required to pay fees…" you disclose that you are currently party to a firm transportation agreement that commences in November 2016 and has a ten-year term, which obligates you to meet certain delivery commitments. As this firm transportation agreement appears to cover much of your expected production, please file this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or explain otherwise why such agreement is not required to be filed.

You may contact Donald Delaney at (202) 551-3863 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and you may contact Ronald Winfrey at (202) 551-3704 if you have any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources